UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-10689

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

(Full title of the plan and address of the plan, if different from that of the issuer named below)

FIFTH & PACIFIC COMPANIES, INC.

1441 BROADWAY

NEW YORK, NEW YORK 10018

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

The Fifth & Pacific Companies 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of The Fifth & Pacific Companies 401(k) Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2012 financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ EisnerAmper LLP

Bridgewater, New Jersey

June 12, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

The Fifth & Pacific Companies 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of The Fifth & Pacific Companies 401(k) Plan (the “Plan”) as of December 31, 2011. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of The Fifth & Pacific Companies 401(k) Plan as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

New York, New York

June 13, 2012

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF

DECEMBER 31, 2012 AND 2011

	2012	2011

PARTICIPANT - DIRECTED INVESTMENTS AT FAIR VALUE	$160,450,184	$156,975,270

RECEIVABLES:
Participant contributions	329,435	346,242
Employer contributions	118,913	124,404
Notes receivable from participants	1,463,374	1,961,851

Total receivables	1,911,722	2,432,497

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	162,361,906	159,407,767

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(595,748)	(642,863)

NET ASSETS AVAILABLE FOR BENEFITS	$161,766,158	$158,764,904

The accompanying Notes to Financial Statements are an integral part of these statements.

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE

YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Contributions:
Participants	$8,941,688
Employer	2,265,859
Total contributions	11,207,547

Investment income:
Net appreciation in fair value of investments	14,858,141
Dividends	3,897,913
Interest	68,210
Total investment income	18,824,264

DEDUCTIONS:
Benefits paid to participants	(27,030,557)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,001,254

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	158,764,904

End of year	$161,766,158

The accompanying Notes to Financial Statements are an integral part of this statement.

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.                    DESCRIPTION OF THE PLAN

The following description of The Fifth & Pacific Companies 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General— The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective January 1, 1983, Fifth & Pacific Companies, Inc. (the “Company”) adopted The Liz Claiborne Profit Sharing Retirement Plan, a profit sharing plan that provided for employer profit sharing contributions, which was amended and restated from time to time. Effective January 1, 1985, the Company adopted The Liz Claiborne Savings Plan, which was amended and restated from time to time and provided for contributions pursuant to section 401(k) of the Internal Revenue Code of 1986 (the “IRC”), as amended. Effective April 1, 2000, the Company amended and restated The Liz Claiborne Savings Plan and adopted The Liz Claiborne 401(k) Savings and Profit Sharing Plan to reflect the merger of The Liz Claiborne Profit Sharing Retirement Plan into The Liz Claiborne Savings Plan. Effective May 14, 2012, the Company completed its name change from Liz Claiborne, Inc. In connection with the change of the Company’s name, The Liz Claiborne 401(k) Savings and Profit Sharing Plan changed its name to The Fifth & Pacific Companies 401(k) Plan. An administrative committee (the “Administrative Committee”) and an investment committee (the “Investment Committee”) have been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan, respectively. Fidelity Management Trust Company (the “Trustee”) serves as the trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. serves as the recordkeeper of the Plan.

Eligibility—Employees of the Company and certain of its majority-owned subsidiaries who are not covered by certain collective bargaining agreements and who are age 21 or over (the “employees”) can make elective deferrals in the Plan providing they meet service and eligibility requirements. Eligible full-time employees may participate in the Plan commencing on the first day of the month following six months of service and eligible part-time employees may participate in the Plan commencing after twelve months of service, during which the employee is credited with at least 1,000 hours of service. In addition, full and part-time employees may be eligible to receive a profit sharing employer contribution, should such a contribution be made by the Company for the given year. Participants must be at least 21 years of age and complete twelve months and 1,000 hours of service to become eligible for the profit sharing component of the Plan. Once eligible, a participant must be credited with 1,000 hours of service during a Plan year and be employed by the Company on the last day of the calendar year to share in the profit sharing contribution for that year.

Contributions—Participants who are not highly compensated may contribute amounts ranging from 1% to 50% of pretax annual compensation, as defined by the Plan.  Participants who are highly compensated may contribute amounts ranging from 1% to 8% of pretax annual compensation. In addition, upon commencement of employment, all eligible employees are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations. The IRC imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2012, a participant’s tax-deferred contribution was limited to $17,000. Certain eligible participants (age 50 and over) were permitted to contribute an additional $5,500 as a catch up contribution, resulting in a total pretax contribution of $22,500 for 2012. Prior to July 12, 2012, the Plan provided for automatic enrollment at a contribution rate of 3% when an eligible employee first becomes entitled to participate in the Plan, unless the employee elects otherwise. The Plan includes an “Annual Increase Program,” whereby the participant’s deferral amount was automatically increased by 1% each year from the automatic enrollment amount of 3% until a deferral amount of 6% was reached. Effective July 12, 2012, the Plan’s Investment Committee approved the increase of the contribution rate of the automatic enrollment amount from 3% to 6% and changes to the Annual Increase Program whereby the annual automatic increase occurs until a deferral amount of 10% is reached. Plan participants may decline the program or any annual automatic increase. The Plan also allows the Company to make matching contributions based on amounts authorized by the Administrative Committee, which is equal to 50% of each participant’s contributions up to 6% of the participant’s compensation. Additionally, the Company may make profit sharing contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. There was no profit sharing contribution for the Plan year ended December 31, 2012. Participants direct the investment of all contributions into various investment options offered by the Plan.

Participant Accounts—A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is charged with allocations of net realized and unrealized depreciation in fair value of investments and withdrawals. In addition, profit sharing contributions are allocated based on participants’ compensation, as defined in the Plan document. The benefit to which a participant is entitled is the portion of the participant’s account which has vested.

Vesting—Participants’ elective deferrals plus actual earnings thereon are immediately vested. Participants vest in Company matching and profit sharing contributions based on years of service with the Company.

Employer matching contributions vest as follows:

Years of Service with the Company	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Profit sharing contributions prior to 2007 fully vested after five years of service with the Company, with no vesting prior thereto. Profit sharing contributions made for Plan years beginning on or after January 1, 2007 vest in accordance with the following schedule:

Years of Service with the Company	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	100%

Participants’ interests in their accounts are fully vested and nonforfeitable in the event of death, disability or retirement at or after normal retirement age (65).

Investment Options—As of December 31, 2012, participants were able to direct contributions into any of the Plan’s offered investment options, including Company stock. Shares of the Company’s common stock are purchased by the Trustee at current market prices on the New York Stock Exchange (see Note 4 – Exempt Party-in-

Interest Transactions). The Plan offers mutual funds, a common/collective trust, Company stock and a self-directed brokerage account as investment options to participants.

Notes Receivable from Participants—Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest. Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one percent, as defined in the Plan document. In 2012, interest rates ranged from 4.25% to 9.25%. During 2012, loans were issued with an interest rate of 4.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed 5 years. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits—Upon termination of employment, the value of a participant’s vested account is payable in cash or in stock of the Company, as applicable. The participant may also elect to roll the balance into an Individual Retirement Account (“IRA”) or a future employer’s plan. At the participant’s election or when the account balance is less than $1,000, such distribution may be requested immediately and will be processed in a lump-sum as soon as practicable. Certain participants in the Plan may elect an annuity payment.

As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

Forfeited Accounts—At December 31, 2012 and 2011, forfeited non-vested account balances totaled $37,299 and $230,036, respectively. These accounts will be used to reduce future Company contributions or to pay Plan expenses, pursuant to the Plan document. During 2012, employer contributions were reduced by $1,045,464 from the utilization of forfeited non-vested accounts.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Valuation of Investments—The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The self-directed brokerage account is valued based on the quoted market prices of the underlying assets, which primarily consist of mutual funds. The common/collective trust is valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. The Plan’s investments in the common/collective trust are recorded at fair value and then adjusted to contract value, which amounted to $21,371,581 and $25,816,041 at December 31, 2012 and 2011, respectively.

The Plan applies the relevant accounting guidance on fair value measurements to (i) all financial instruments that are being measured and reported on a fair value basis and (ii) disclosures of fair value of certain financial assets.

The following fair value hierarchy is used in selecting inputs for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities;

Level 2 –	Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3 –	Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those that a market participant would use.

Fair value measurement for the Plan’s assets assumes the highest and best use (the use that generates the highest returns individually or as a group) for the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. This applies even if the intended use of the asset by the Plan is different.

The following tables present the financial assets and liabilities the Plan measures at fair value on a recurring basis, based on such fair value hierarchy:

	Fair Value Measured and Recorded at December 31, 2012 Using:			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2012
Participant-Directed Investments:
Mutual Funds:
Balanced Funds	$42,887,256	$--	$--	$42,887,256
Index Funds	34,390,674	--	--	34,390,674
Growth Funds	30,632,870	--	--	30,632,870
Value Funds	21,235,387	--	--	21,235,387
Fixed Income Fund	1,862,033	--	--	1,862,033
Total Mutual Funds	131,008,220	--	--	131,008,220
Fifth & Pacific Companies, Inc. Common Stock	4,971,348	--	--	4,971,348
Self-Directed Brokerage Account	2,503,287	--	--	2,503,287
Common/Collective Trust (Stable Value)	--	21,967,329	--	21,967,329
Total Participant-Directed Investments	$138,482,855	$21,967,329	$--	$160,450,184

	Fair Value Measured and Recorded at December 31, 2011 Using:			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2011
Participant-Directed Investments:
Mutual Funds:
Balanced Funds	$36,845,976	$--	$--	$36,845,976
Index Funds	35,538,783	--	--	35,538,783
Growth Funds	29,960,636	--	--	29,960,636
Value Funds	19,706,843	--	--	19,706,843
Fixed Income Fund	1,343,303	--	--	1,343,303
Total Mutual Funds	123,395,541	--	--	123,395,541
Fifth & Pacific Companies, Inc. Common Stock	4,396,478	--	--	4,396,478
Self-Directed Brokerage Account	2,724,347	--	--	2,724,347
Common/Collective Trust (Stable Value)	--	26,458,904	--	26,458,904
Total Participant-Directed Investments	$130,516,366	$26,458,904	$--	$156,975,270

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan administrator evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2012, there were no transfers in or out of Levels 1, 2 or 3.

The common/collective trust has certain restrictions on withdrawals and transfers as follows. Withdrawals directed by the Company must be preceded by twelve months written notice to the Trustee; provided, however, that the Trustee may, in its discretion complete any plan-level withdrawals before the expiration of such twelve month period. Withdrawals made in order to accommodate distribution to participants, whether in-service or following termination of employment may be made on any business day. Withdrawals made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed to a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan’s assets are invested in various investment securities, including mutual funds, a common/collective trust, a self-directed brokerage account and the Company’s common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participant account balances and the amounts reported in the financial statements.

Users of these financial statements should be aware that the volatility in the financial markets may significantly impact the subsequent valuation of the Plan’s investments.  Accordingly, the valuation of investments at December 31, 2012 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Income Recognition—Security transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on Plan assets are determined based on the value of the assets at the beginning of the Plan year, or at the time of purchase during the year.

The accompanying Statement of Changes in Net Assets Available for Benefits presents Net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2012, realized gains and losses on investments sold during the year then ended, investment management fees associated with the Plan’s investments and loan transaction and servicing fees.

Administrative Expenses, Investment Management and Recordkeeping Fees—The Company pays all administrative expenses incurred by the Plan, as provided in the Plan document. Investment management and recordkeeping fees amounted to $898,526 for the year ended December 31, 2012 and are recorded within Net appreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

Loan Expenses—Loan transaction and servicing fees are charged to the borrowing participants’ accounts by the Plan’s recordkeeper and are recorded within Net appreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits—Benefit payments are recorded when paid.

Accounting for Fully Benefit-Responsive Benefit Contracts—Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan contains a common/collective trust that invests in fully benefit-responsive investment contracts. Contract value of the common/collective trust is the total cost of the investment (amount paid at the time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest. The Statements of Net Assets Available for Benefits present the common/collective trust at fair value as well as an additional line item showing the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Recently Adopted Accounting Pronouncements—On January 1, 2012, the Company adopted new accounting guidance on fair value measurements, which required updates to the fair value measurement disclosure to conform U.S. GAAP and International Financial Reporting Standards. This guidance includes additional disclosure requirements about Level 3 fair value measurements and is effective for interim and annual periods beginning after December 15, 2011. The adoption of the new accounting guidance did not have an effect on the Plan’s financial statements.

3.     INVESTMENTS

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 was as follows:

	Number of Shares		$
	2012	2011	2012	2011

*Fidelity Managed Income Portfolio Class II	21,371,581	25,816,041	$ 21,967,329	$ 26,458,904
*Fidelity Spartan US Bond Index	1,540,813	1,750,064	18,320,271	20,615,756
American Growth Fund of America Class R4	452,306	508,698	15,437,189	14,508,071
*Fidelity Spartan 500 Index	299,909	321,330	15,142,384	14,299,191
*Fidelity Freedom 2010	779,844	870,394	11,011,396	11,402,163
Morgan Stanley Institutional Mid Cap Growth Fund	N/A	265,906	N/A	8,447,839

*Permitted party-in-interest.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,858,141, as follows:

Mutual Funds	$12,933,739
Fifth & Pacific Companies, Inc. Common Stock	1,721,875
Self-Directed Brokerage Account	202,527
Net appreciation in fair value of investments	$14,858,141

4.     RELATED PARTY/EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2012, the members of the Plan’s Administrative Committee served in the following Company positions: VP and Assistant Treasurer, SVP of Human Resources and Retirement Plan Specialist. During 2012, the members of the Plan’s Investment Committee served in the following Company positions: Chief Financial Officer, SVP of Finance and Treasurer, VP and Assistant Treasurer, SVP of Human Resources and SVP - Chief Legal Officer, General Counsel and Secretary. Certain employees and officers of the

Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

The Company is also a party-in-interest to the Plan under the definition provided by ERISA. Under ERISA, Plan transactions in the Company’s common stock qualify as exempt party-in-interest transactions.  At December 31, 2012 and 2011, the Plan held 399,224 and 509,325 shares, respectively, of the Company’s common stock, the Plan’s sponsoring employer, with a fair value of $4,971,348 and $4,396,478 respectively, and a cost basis of $4,946,984 and $5,944,471, respectively.

Certain Plan investments, amounting to $102,557,631 and $102,010,236 at December 31, 2012 and December 31, 2011, respectively, are units of funds managed by the Trustee, as defined by the Plan. Under ERISA, these transactions qualify as exempt party-in-interest transactions. Investment management and record keeping fees paid to the Trustee of $898,526 are included within Net appreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.

5.     PLAN TERMINATION

The Plan may be terminated at any time at the Company’s sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants would cease and all Company contributions that had been credited to each participant’s account would fully vest. At this time, management has no intention of terminating the Plan.

6.     FEDERAL INCOME TAX STATUS

The Plan was adopted in the form of a volume submitter plan that received a favorable opinion letter dated March 31, 2008 from the IRS which states its terms are in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the favorable opinion letter, the Company, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2009.

7.     RECONCILIATION TO FORM 5500

As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present the common/collective trust at fair value and an adjustment to reflect the common/collective trust at contract value. However, the common/collective trust is recorded at fair value on the Form 5500.

The following is a reconciliation of the Plan’s net assets per the financial statements to the Plan’s net assets per the Form 5500:

	2012	2011
Net assets available for benefits, per financial statements	$161,766,158	$158,764,904
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(595,748)	(642,863)
Net assets available for benefits, per Form 5500	$162,361,906	$159,407,767

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Net increase in net assets available for benefits, per financial statements	$3,001,254
Plus: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(642,863)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(595,748)
Net increase in net assets available for benefits, per Form 5500	$2,954,139

8.     SUBSEQUENT EVENT

On December 7, 2012, the Plan’s Investment Committee approved the termination of the Plan’s investment in the Hotchkis & Wiley Mid-Cap Value Class I Fund. Effective March 7, 2013, shares of the Hotchkis & Wiley Mid-Cap Value Class I Fund were exchanged for shares of the Artisan Mid-Cap Value Fund, unless otherwise directed by participants.

THE FIFTH & PACIFIC COMPANIES 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

EIN:13-2842791, PLAN: 001

	Identity of Issue, Borrower, Lessor or Similar Party	Investment Description	Cost **	Market Price	Current Value

*	Fifth & Pacific Companies, Inc. Common Stock	Common Stock		$12.45	$4,971,348
	Brokerage Link Account	Self-Directed Brokerage Account		--	2,503,287
*	Fidelity Managed Income Portfolio Class II	Common/Collective Trust		--	21,967,329
	Baron Growth Fund	Mutual Fund		53.66	4,000,328
	Morgan Stanley Institutional Mid Cap Growth Fund	Mutual Fund		33.40	7,882,980
	Oakmark Fund Class I	Mutual Fund		48.53	7,386,679
	Royce Total Return	Mutual Fund		13.63	4,468,595
	Dodge & Cox International Stock Fund	Mutual Fund		34.64	6,294,623
	Western Asset Core Plus Bond Portfolio – Institutional Class	Mutual Fund		11.67	1,862,033
	American Growth Fund of America Class R4	Mutual Fund		34.13	15,437,189
	H & W Mid-Cap Value Class I	Mutual Fund		28.58	1,670,959
	Artisan Mid-Cap Value	Mutual Fund		20.79	1,414,532
*	Fidelity Diversified International	Mutual Fund		29.94	3,312,373
*	Fidelity Freedom Income	Mutual Fund		11.71	358,304
*	Fidelity Freedom 2000	Mutual Fund		12.37	375,960
*	Fidelity Freedom 2005	Mutual Fund		11.21	405,043
*	Fidelity Freedom 2010	Mutual Fund		14.12	11,011,396
*	Fidelity Freedom 2015	Mutual Fund		11.81	921,702
*	Fidelity Freedom 2020	Mutual Fund		14.31	2,122,760
*	Fidelity Freedom 2025	Mutual Fund		11.95	2,104,757
*	Fidelity Freedom 2030	Mutual Fund		14.23	5,584,374
*	Fidelity Freedom 2035	Mutual Fund		11.83	3,194,754
*	Fidelity Freedom 2040	Mutual Fund		8.26	6,339,869
*	Fidelity Freedom 2045	Mutual Fund		9.78	5,573,031
*	Fidelity Freedom 2050	Mutual Fund		9.64	4,593,188
*	Fidelity Freedom 2055	Mutual Fund		9.88	302,117
*	Fidelity Spartan US Bond Index	Mutual Fund		11.89	18,320,271
*	Fidelity Spartan Extended Market Index - Fidelity Advantage Class	Mutual Fund		39.91	723,709
*	Fidelity Spartan International Index - Fidelity Advantage Class	Mutual Fund		34.28	204,310
*	Fidelity Spartan 500 Index	Mutual Fund		50.49	15,142,384

	Total participant-directed investments at fair value				$160,450,184

*	Various participants	Loans to Participants ***			$1,463,374

*	Represents a permitted party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Interest rates range from 4.25%-9.25% and maturity dates are through December 30, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIFTH & PACIFIC COMPANIES
401(k) PLAN

By:	/s/ George M. Carrara
George M. Carrara
Chief Financial Officer

June 12, 2013

EXHIBIT INDEX

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Independent Registered Public Accounting Firm

*Filed herewith.